UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13-E3/A

      RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 4)

    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP

                      (Name of the Issuer)
    DECADE COMPANIES INCOME PROPERTIES-A LIMITED PARTNERSHIP
                     JEFFREY L. KEIERLEBER

               (Name of Persons Filing Statement)
                 Limited Partnership Interests

                 (Title of Class of Securities)

                              N/A
             (CUSIP Number of Class of Securities)


                       Mr. Michael Sweet
               Decade Companies Income Properties
              N19 W24130 Riverwood Dr., Suite 100
                       Waukesha, WI 53188
                         (262) 522-8990

			    Copy to:
                    Conrad G. Goodkind, Esq.
                    Walter J. Skipper, Esq.
                      Quarles & Brady LLP
                    411 East Wisconsin Ave.
                      Milwaukee, WI 53202
                         (414) 277-5000

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[     ]   The filing of solicitation materials or an information
statement subject to Regulation (Section Section 240.14a-1 through 240.14b-2), Regulation 14C (Section Section 240.14c-1 through
240.14c-101) or 13e-3(c) (Section 240.13e-3(c)) under the
Securities Exchange Act of 1934 ("the Act").

[     ]   The filing of a registration statement under the Securities
   Act of 1933.

[ X ]     A tender offer.

[     ]   None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:  [    ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X ]


                         SCHEDULE 13E-3

This Final Amendment to Schedule 13E-3 amends the Schedule 13E-3 originally filed by Decade Companies Income Properties - A Limited Partnership, a limited partnership organized in the State of Wisconsin (the "Partnership") and
Jeffrey L. Keierleber (an affiliate of the Partnership and its General Partner) ("Keierleber"). (Keierleber and the Partnership are collectively referred to as "Offerors".) This Final Amendment to Schedule 13E-3 relates to the tender offer by the Partnership and Keierleber to purchase, in aggregate, up to 3,500 Limited Partnership Interests (the "Interests"), at a price of $910.00 per Interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2003 (the "Offer to Purchase") and in the related Letter
of Acceptance (which together constitute the "Offer").   This Final Amendment to
Schedule 13E-3 reports the final results of the Offer. The Offerors are concurrently filing with this amended Schedule 13E-3 an amended Schedule TO.

The Schedule 13E-3 is hereby amended as follows:

Item 4.  Terms of the Transaction

    Item 4 of the Schedule 13E-3 is hereby amended and supplemented to add the following paragraph:

    The Offer expired at 12:00 midnight, Milwaukee time, on Friday, August 29, 2003. Pursuant to the Offer, the Partnership accepted an aggregate of 100 Interests at a price of $910.00 per Interest, net to the selling Limited Partners in cash for an aggregate amount of $91,000.00. Additionally, pursuant to the Offer, Mr. Keierleber accepted an aggregate of 1,485.333 Interests at a price of $910.00 per Interest net to the selling Limited Partners in cash for an aggregate amount of $1,351,653.03. Checks to individual Limited Partners are expected to be mailed promptly.

                           SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        DECADE COMPANIES,
                        GENERAL PARTNER,
                        DECADE COMPANIES INCOME PROPERTIES


                        /s/ Jeffrey L. Keierleber
                        Jeffrey L. Keierleber,
                        General Partner,
                        Decade Companies



                        /s/ Jeffrey L. Keierleber
                        Jeffrey L. Keierleber

                        Date: September 2, 2003